Exhibit 99.1

BELITE BIO, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

	December 31, 2024	September 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	$31,677	$157,034
Available-for-sale investments	4,549	—
Held-to-maturity investments	108,923	118,580
Other receivables	575	6
Prepayments and other current assets	1,349	1,593
Total current assets	147,073	277,213
Property and equipment, net	444	317
Intangible assets	31	24
Prepayments and other non-current assets	3,960	4,229
Security deposits	103	101
Operating lease right-of-use asset, net	521	509
TOTAL ASSETS	$152,132	$282,393
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities	5,761	7,793
Other payables to related parties	13	8
Operating lease liabilities – current	276	265
Total current liabilities	6,050	8,066
Non-current liabilities
Operating lease liabilities – non-current	261	245
TOTAL LIABILITIES	6,311	8,311
Shareholders’ equity
Ordinary shares, par value of US$0.0001 per share; 400,000,000 shares authorized. 31,857,802 and 34,903,104 shares issued; 31,826,549 and 34,890,991 shares outstanding as of December 31, 2024 and September 30, 2025, respectively	3	3
Additional paid-in capital	254,125	434,445
Accumulated other comprehensive loss	(660)	(432)
Accumulated deficit	(107,647)	(159,934)
Total shareholders’ equity	145,821	274,082
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$152,132	$282,393

The accompanying notes are an integral part of the consolidated financial statements.

F-1

BELITE BIO, INC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of US Dollars, except share and per share amounts)

(Unaudited)

	Nine Months Ended September 30,
	2024	2025
Expenses
Research and development	$22,685	$30,753
General and administrative	5,854	25,378
Total operating expenses	28,539	56,131
Loss from operations	(28,539)	(56,131)
Other income:
Interest income, net	2,496	3,468
Other income	5	376
Total other income, net	2,501	3,844
Loss before income tax
Income tax expense	6	—
Net loss	(26,044)	(52,287)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	(27)	228
Total comprehensive loss	$(26,071)	$(52,059)
Weighted average number of ordinary shares used in per share calculation:
- Basic and Diluted	30,231,207	32,634,966
Net loss per ordinary share
- Basic and Diluted	$(0.86)	$(1.60)

The accompanying notes are an integral part of the consolidated financial statements.

F-2

BELITE BIO, INC

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of US Dollars, except share)

(Unaudited)

				Accumulated
			Additional	other		Total
	Ordinary Shares		Paid - in	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	loss	deficit	Equity
Balance as of December 31, 2023	29,149,444	$3	$162,305	$(374)	$(71,503)	$90,431
Issuance of shares upon registered direct offering, net	651,380	—	24,811	—	—	24,811
Issuance of shares upon At-the-Market (“ATM”), net	134,875	—	5,960	—	—	5,960
Non-cash exercise of Representative’s Warrants	9,976	—	—	—	—	—
Exercise of warrants	668,957	—	10,208	—	—	10,208
Exercise of share options	264,700	—	2,079	—	—	2,079
Share-based compensation expense	—	—	4,782	—	—	4,782
Net loss	—	—	—	—	(26,044)	(26,044)
Foreign currency translation adjustment	—	—	—	(27)	—	(27)
Balances as of September 30, 2024	30,879,332	3	210,145	(401)	(97,547)	112,200

Balances as of December 31, 2024	31,826,549	3	254,125	(660)	(107,647)	145,821
Issuance of shares upon registered direct offering, net	489,079	—	27,746	—	—	27,746
Issuance of shares upon PIPE, net	1,953,124	—	118,552	—	—	118,552
Exercise of warrants	19,866	—	357	—	—	357
Exercise of share options	502,373	—	6,460	—	—	6,460
Share-based compensation	—	—	20,755	—	—	20,755
Share-based compensation-RSU	100,000	—	6,450	—	—	6,450
Net loss	—	—	—	—	(52,287)	(52,287)
Foreign currency translation	—	—	—	228	—	228
Balances as of September 30, 2025	34,890,991	3	434,445	(432)	(159,934)	274,082

The accompanying notes are an integral part of the consolidated financial statements.

F-3

BELITE BIO INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US Dollars)

(Unaudited)

	Nine Months Ended September 30,
	2024	2025
Cash flows from operating activities
Net loss	$(26,044)	$(52,287)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	121	127
Amortization of operating lease right-of-use asset	210	211
Amortization of intangible assets	—	9
Share-based compensation expense	4,782	27,205
Interest income from investments	(2,412)	(3,159)
Losses on operating lease modification	—	1
Changes in operating assets and liabilities:
Other receivables	56	(6)
Other receivables due from related parties	18	—
Prepayments	(711)	(481)
Other payables due to related parties	21	(5)
Accrued expenses and other liabilities	(446)	2,005
Security deposits	—	4
Operating lease liabilities	(228)	(227)
Net cash used in operating activities	(24,633)	(26,603)
Cash flows from investing activities
Acquisition of property and equipment	(116)	—
Acquisition of intangible assets	(29)	—
Acquisition of available-for-sale investments	(4,500)	—
Proceeds from maturities of available-for-sale investments	—	4,549
Acquisition of held-to-maturity investments	(120,813)	(95,761)
Proceeds from maturities of held-to-maturity investments	40,900	89,839
Net cash used in investing activities	(84,558)	(1,373)
Cash flows from financing activities
Payments of PIPE offering costs	—	(6,448)
Proceeds from PIPE offering, net	—	125,000
Payments of ATM offering costs	(30)	—
Proceeds from ATM offering, net of commissions	6,752	—
Payments of registered direct offering costs	(189)	(304)
Proceeds from registered direct offering	25,000	28,050
Proceeds from exercise of warrants, net	10,208	357
Proceeds from exercise of share options	2,079	6,460
Net cash provided by financing activities	43,820	153,115
Effects of exchange rate on cash	8	218
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(65,363)	125,357
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	88,157	31,677
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$22,794	$157,034

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income tax	6	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
ATM offering sales commissions reclassed to additional paid-in-capital	185	—
Non-cash exercise of Representative’s Warrants	— *	—
Right-of-use assets obtained in exchange of lease liabilities	14	534
Right-of-use assets in exchange of lease liabilities from an operating lease modification	—	361

*The Company issued 9,976 shares of ordinary shares in a non-cash exercise of 12,500 shares of Representative’s Warrants.

The accompanying notes are an integral part of the consolidated financial statements.

F-4

BELITE BIO INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of US$ except for number of shares and per share data, unless otherwise noted)

1.            ORGANIZATION AND BASIS OF PRESENTATION

Belite Bio, Inc (“Belite” or the “Company”) was incorporated under the laws of the Cayman Islands on March 27, 2018. The Company and its subsidiaries are engaged in the research and development of novel therapeutics targeting significant unmet needs.

In June 2016, the Company’s ultimate controlling shareholder (i.e., the sole shareholder of Belite’s principal shareholder, Lin Bioscience International Ltd.), Lin BioScience, Inc., a public company in Taiwan (stock code: 6696.TW), established Belite Bio Holdings Corp. (formerly known as Lin BioScience Holdings Corporation) and Belite Bio, LLC (formerly known as Lin BioScience, LLC), in Delaware. Belite Bio Holdings Corp. is established as an intermediate holding company and owns 100% equity interests in Belite Bio, LLC, which is mainly engaged in research and development of Tinlarebant (a/k/a LBS-008) and LBS-009.

In March 2018, Lin BioScience, Inc., established the Company in the Cayman Islands, as a subsidiary to its wholly-owned subsidiary Lin Bioscience International Ltd., for reorganization purposes.

In June 2018, as part of the reorganization, the Company’s principal shareholder, Lin Bioscience International Ltd., acquired the entire equity interest in Belite Bio Holdings Corp. from Lin BioScience, Inc. and then contributed the entire equity interest in Belite Bio Holdings Corp. to the Company in July 2018, together with other considerations in exchange for the Company’s ordinary shares. Lin Bioscience International Ltd. transferred 1) cash of $900, 2) assignment of Lin BioScience, Inc.’s rights, title, interests and obligations under the exclusive license agreement by and between Lin BioScience, Inc. and Columbia University and 3) 1,600 shares of Belite Bio Holdings Corp. to the Company in exchange for its 5,340,221 ordinary shares. After above transaction, Belite Bio Holdings Corp. became Belite’s wholly-owned subsidiary, which in turn owns 100% equity interests in Belite Bio, LLC.

Before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

In August 2018, Belite Bio Holdings Corp. established RBP4 Pty Ltd in Australia as its wholly-owned subsidiary for carrying out clinical trials in Australia and tax refund purposes.

In January and February 2020, the Company closed two rounds of Series A Preferred Share financing and the relevant investors became shareholders of the Company. In December 2020, the Company closed a round of Series B Preferred Share financing, and the relevant investors became shareholders of the Company. After the private placements, Lin Bioscience International Ltd. hold 80.10% of the Company’s equity.

In June 2021, the Company established Belite Bio (HK) Limited in Hong Kong as a wholly - owned subsidiary which further established Belite Bio (Shanghai) Limited in Shanghai, China in August 2021 for the purpose of carrying out clinical trials in China.

On April 28, 2022, the Company consummated its initial public offering (“IPO”) of 6,000,000 American Depository Shares (“ADSs”) at a public offering price per ADS of $6. Each ADS represents one ordinary share of Belite. The gross proceeds from IPO, before deducting the underwriting discounts and commissions and offering expenses were $36,000 with net proceeds of $33,705. On May 20, 2022, the underwriter exercised in full its over-allotment option to purchase 772,091 ADS, resulting in additional net proceeds of $4,285.

Upon closing of the IPO offering in April 2022, the Company issued to Benchmark Company, LLC (“Benchmark”) the representative of the underwriters warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis.

On June 2, 2023, the Company completed its follow-on offering of (i) 2,000,000 of ADSs, representing 2,000,000 of the Company ordinary shares, par value US$0.0001 per share; and (ii) warrants to purchase an aggregate of 2,000,000 of the Company ordinary shares represented by ADSs with an exercise price of $18.00 per warrants. The ADSs and accompanying warrants are immediately separable and will be issued separately but were sold together at a public offering price of $15.00. The gross proceeds from this offering, before deducting the underwriting discounts and commissions and offering expenses were $30,000 with net proceeds of $27,317.

F-5

On June 16, 2023, the Company entered into a sales agreement (the “Sales Agreement”), with SVB Securities LLC (“SVB Securities”) and Cantor Fitzgerald & Co. (“Cantor”), acting as the Company’s sales agents, under which may, from time to time, offer and sell ADSs through an At-the-Market (“ATM”) offering program, having an aggregate offering price of up to $100,000. Each ADS represents one of the Company ordinary shares, par value $0.0001 per share. The Company has raised $28,608 and $16,984 in gross proceeds after deducting sales commissions and other fees and expenses with the net proceeds $27,403 and $16,295, by issuing 731,843 ADSs, and 284,719 ADSs for the years ended December 31, 2023, and 2024, respectively.

On April 25, 2024, the Company announced that it entered into a securities purchase agreement with an institutional investor, for the purchase and sale of up to an aggregate of 651,380 ADSs, each ADS representing one ordinary share of the Company at a purchase price of $38.38 per ADS, and the warrants (“Existing Warrants”) to purchase up to an aggregate of 651,380 ADSs, which have an exercise price equal to $44.14 per ADS and immediately exercisable and expiring on the five-year anniversary of the issuance, in a registered direct offering. The gross proceeds to the Company from the offering were approximately $25,000 (before any warrant exercise), before deducting the expenses payable by the Company and net proceeds of $24,811.

On November 3, 2024, the Company entered into an inducement offer letter agreement for the immediate exercise of Existing Warrants to purchase up to an aggregate of 651,380 ordinary shares of the Company originally issued in April 2024, at an exercise price of $44.14 per share. The gross proceeds to the Company from the exercise of Existing Warrants were $28,752. In consideration for the immediate exercise of Existing Warrants for cash, the Company issued new warrants (“November Warrants”) to purchase up to 651,380 ordinary shares. The November Warrants have an exercise price of $70.00 per share, exercisable immediately upon issuance and will expire five years from the date of issuance. If the investor were to exercise the November Warrants in full, the gross proceeds from such new warrants would be approximately $45,597.

In December 2024, Belite Bio (HK) Limited established Belite Bio (Taiwan) Inc as a wholly - owned subsidiary in Taiwan.

On February 5, 2025, the Company announced that it entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 ADSs and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on February 7, 2025.

On August 7, 2025, the Company announced that it entered into a securities purchase agreement for the purchase and sale of 230,770 ADS and warrants to purchase 230,770 ADSs, at a purchase price of $65.00 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on August 8, 2025.

On September 8, 2025, the Company announced that it entered into securities purchase agreements with leading healthcare investors for a private placement in public equity financing (the “PIPE”) that resulted in gross proceeds of approximately $125,000, before deducting placement agent fees and estimated offering expenses, and up to an additional approximately $150,000 in gross proceeds if the accompanying warrants are fully exercised for cash. At the closing of the PIPE, the Company issued 1,953,124 ordinary shares and warrants to purchase 1,953,124 ordinary shares, at a purchase price of $64.00 per ordinary share and accompanying warrant (the “PIPE Purchase Price”). Each warrant is immediately exercisable with an exercise price of $76.80 per ordinary share and will expire two years from the date of issuance. The closing of the PIPE occurred on September 9, 2025.

In September 2025, Belite Bio (HK) Limited established Belite Bio (Swiss) AG as a wholly - owned subsidiary in Switzerland.

F-6

As of September 30, 2025, the Company’s principal subsidiaries are as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principal activities
Belite Bio Holdings Corp. (“Belite Holding”)	June 10, 2016	The United States of America	100% owned by Belite	Investment holding
Belite Bio, LLC (“Belite USA”)	June 10, 2016	The United States of America	100% owned by Belite Holding	Research and development
RBP4 Pty Ltd (“RBP4”)	August 13, 2018	Australia	100% owned by Belite Holding	Clinical trial activities
Belite Bio (HK) Limited (“Belite HK”)	June 10, 2021	Hong Kong	100% owned by Belite	Clinical trial activities
Belite Bio (Shanghai) Limited (“Belite Shanghai”)	August 12, 2021	China	100% owned by Belite HK	Clinical trial activities
Belite Bio (Taiwan) Inc (“Belite Taiwan”)	December 18, 2024	Taiwan	100% owned by Belite HK	Supporting clinical trial activities, research and development and back-office service
Belite Bio (Swiss) AG	September 1, 2025	Switzerland	100% owned by Belite HK	Conducting research and development, marketing, distribution, and sales of pharmaceutical products

Liquidity

The Company has incurred recurring negative cash flows since inception and has funded its operations primarily from private placement of equity and public offerings of American Depositary Shares. The Company had an accumulated deficit of approximately $107,647 and $159,934 as of December 31, 2024 and September 30, 2025, respectively. The Company had net losses of approximately $26,044 and $52,287 for the nine months ended September 30, 2024 and 2025, respectively.

As of September 30, 2025, the Company had a total of $157,034 in cash and cash equivalents, $118,580 in short-term investments, and $269,147 in working capital. On August 7, 2025, the Company announced that it entered into a securities purchase agreement for the purchase and sale of 230,770 ADSs and warrants to purchase 230,770 ADSs, at a purchase price of $65 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. On September 8, 2025, the Company announced that it had entered into securities purchase agreements with leading healthcare investors the PIPE that resulted in gross proceeds of approximately $125,000, before deducting placement agent fees and estimated offering expenses, and up to an additional approximately $150,000 in gross proceeds if the accompanying warrants are fully exercised for cash. At the closing of the PIPE, the Company issued 1,953,124 ordinary shares and warrants to purchase 1,953,124 ordinary shares, at the PIPE Purchase Price. Each warrant is immediately exercisable with an exercise price of $76.80 per ordinary share and will expire two years from the date of issuance. The Company believes that current cash balance as of September 30, 2025 is sufficient to fund its operating activities, capital expenditures and other obligations one year after the issuance date of the consolidated financial statements. However, the Company may decide to enhance its liquidity position or increase cash for future expansion through additional capital and/or finance funding.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements and the notes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2025. Except as reflected below, there were no changes to the Company’s significant accounting policies as described in the Annual Report on Form 20-F. Reflected in this note are updates to accounting policies, including the impact of the adoption of new policies.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the SEC.

F-7

Principle of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Unaudited interim financial statements

The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to fairly state the Company’s financial position and the results of its operations and cash flows. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2024 and 2025 are unaudited. The results for the nine months ended September 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, valuation of ordinary shares, valuation allowance for deferred income tax assets, useful lives for property and equipment, discount rate for right-of-use (“ROU”) assets and operating lease liabilities, the fair value of share-based compensation and warrants. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ from those estimates.

Risk and uncertainties

The product candidates developed by the Company require approvals from the U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company’s current and future product candidates will receive the necessary approvals or be commercially successful. If the approval is denied or delayed, it will have a material adverse impact on the business and consolidated financial statements of the Company.

Generally, the industry in which the Company operates subjects the Company to a number of other risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to: the timing, costs and results of clinical trials and other development activities versus expectations; the ability to manufacture products successfully; competition from products sold or being developed by other companies; the price of, and demand for products once approved; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 — Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

F-8

The following table is a summary of the Company’s financial assets measured at fair value on a recurring basis as of September 30, 2025 and December 31, 2024:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Available-for-sale investments:
Liquidity fund	4,549	—	—	4,549
Held-to-maturity investments:
U.S. treasury bills	—	90,430	—	90,430
Time deposit	—	18,493	—	18,493
Subtotal	—	108,923	—	108,923
Total	4,549	108,923	—	113,472

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents:
Money Market fund	15,483	—	—	15,483
Held-to-maturity investments:
U.S. treasury bills	—	118,580	—	118,580
Total	15,483	118,580	—	134,063

Level 2 assets were valued by the Company using quoted prices in active markets for similar securities.

The carrying values of the Company’s other receivables, accrued expenses and other liabilities, other payable due to related parties, warrants included in current assets and liabilities approximate their respective fair values because of their general short-term nature. During the nine months ended September 30, 2024 and 2025, there were no transfers between Level 1, Level 2 and Level 3. See Note 4 for additional details regarding financial assets classified as Level 2 in the fair value hierarchy. The fair values of the warrants are classified as Level 3 in the fair value hierarchy. For further information on the warrants, see Note 10 Equity.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts. The carrying value of cash equivalents approximates fair value due to the short-term nature of such financial instruments.

Share-based compensation

Awards Granted to Employees

The Company grants share options to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation. Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method over the requisite service period, which is the vesting period, on a straight-line basis; c) using graded vesting method over the period based on the expected milestone achievement dates for share-based awards granted with performance condition. Share-based compensation expense is recorded in research and development and general and administrative expenses based on the classification of the work performed by the grantees. The Company measures restricted stock unit awards based on the market closing price of the Company's common stock on the grant date. Stock-based compensation expense for these awards is recognized on a straight-line basis over the requisite service period. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. The Company elected to account for the forfeitures as occurred.

F-9

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses for nine months ended September 30, 2024 and 2025:

	Nine Months Ended September 30,
Supplier	2024	2025
A	$4,445	$	*
B	3,161		7,438
C	*		*

*	Represents less than 10% of research and development expenses for the nine months ended September 30, 2024 and 2025.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio. Changes in interest rates affect the interest earned on the Company’s debt securities, and the fair value of those securities. The majority of the Company’s investments are fixed-rate securities, which are classified as “held-to-maturity” and measured at amortized cost. As such, changes in interest rates would not affect future cash flows or the carrying amount. At the same time, if interest rates fall, cash and investments may generate less interest income than expected.

Concentration of credit risk

As of December 31, 2024, and September 30, 2025, the Company held aggregate cash balances of $10,208 and $59,349, respectively, at major financial institutions in the United States; and $21,469 and $82,202, respectively, were deposited at major financial institutions outside the United States. Additionally, as of September 30, 2025, the Company maintained $15,483 in cash equivalents and $118,580 in held-to-maturity investments. The Company is exposed to credit risk on its cash in the event of financial institution defaults to the extent account balances exceed the respective amounts insured by the Federal Deposit Insurance Corporation (“FDIC”), Hong Kong Deposit Protection Board (“DPB”), Australia Prudential Regulation Authority (“APRF”), Central Deposit Insurance Corporation (“CDIC”) in Taiwan, Swiss Financial Market Supervisory Authority (“FINMA”), and China Deposit Insurance Fund Management Co., Ltd. Furthermore, the Company is exposed to credit risk if a significant portion of these investments are allocated to a particular issuer, industry, or financial institution.

The Company’s cash is maintained in bank deposit accounts that exceed insured limits by $139,095: the FDIC provides coverage of $250 per depositor; Hong Kong Deposit Protection Board provides a coverage of HK$800 per depositor; the APRF provides a coverage of AU$250 per depositor; the CDIC provides a coverage of NTD$3,000; the FINMA provides a coverage of CHF$100; and China Deposit Insurance Fund Management Co., Ltd provides a coverage of RMB$500. The Company believes that it is not exposed to significant credit risk as its deposits are generally held in financial institutions that management believes to be of high credit quality. As of September 30, 2025, no single issuer, other than the U.S. government, represented more than 50% of total short-term investments.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). Under ASU 2023-09, entities are required to uniformly classify and present greater disaggregation of information in the rate reconciliation and income taxes paid. ASU No. 2023-09 is intended to benefit investors by improving the transparency and decision usefulness of income tax disclosures. The new standard is effective for annual periods beginning after December 15, 2024. The Company adopted ASU No. 2023-09 effective January 1, 2025. The adoption of this guidance did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024 and January 2025, the FASB issued ASU No. 2024-03 and ASU No. 2025-01 on Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which will improve a public business entity’s disclosures on certain costs and expenses, such as cost of sales, selling, general and administrative, and research and development, by providing more detailed, disaggregate information in the notes to the financial statements. The amendments are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued or made available. The amendments should be applied on either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the provisions of the amendments and the effect on its future condensed consolidated financial statements.

F-10

3.            Cash and cash equivalents

	December 31, 2024	September 30, 2025
Cash in banks	$31,677	$141,551
Cash equivalents	—	15,483
	$31,677	$157,034

As of September 30, 2025, the Company invested in JP Morgan US dollar LIQUIDITY LVNAV FUND W (DIST.) in the amount of $15,483, which is classified as Cash equivalents.

4.            HELD-TO-MATURITY INVESTMENTS

The Company invested in U.S. treasury bills and time deposits, which have maturities over 3 months and equal to or less than 12 months, initially recognized at cost and subsequently are carried at amortized cost, and interest income is recognized by using the effective interest method. As of September 30, 2025, the Company had U.S. treasury bills in the carrying amount of $118,580, which included interest of $1,872 on the consolidated balance sheet, and the total interest received was $1,152. Amortized costs approximated the fair value of such held-to-maturity investments due to short-term maturity, and there was no allowance for expected credit losses recognized as of September 30, 2025.

5.            PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets consist of the following:

	December 31, 2024	September 30, 2025
Prepaid insurance premiums	$414	$808
Other prepayments for research and development expense (1)	916	769
Deductible value-added tax input	19	16
	$1,349	$1,593

(1) Other prepayments for research and development expense represents payments made to third-party contract research organizations (“CROs”) for pass-through expenses.

Prepayments and other non-current assets consist of the following:

	December 31, 2024	September 30, 2025
Prepaid insurance premiums	$27	$245
Other prepayments for research and development expense (2)	3,933	3,984
	$3,960	$4,229

(2) Other prepayments for research and development expense represent payments made to third-party CROs to assist in the performance of clinical trial activities, and the contract duration is expected to be 5 years.

F-11

6.            ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2024	September 30, 2025
Research and development	$4,070	$6,015
Legal and consulting	614	1,108
License royalties	85	104
Payroll and Reimbursement	703	259
Other	289	307
	$5,761	$7,793

7.            SHARE-BASED COMPENSATION

2022 Performance Incentive Plan

In April 2022, the Company adopted the 2022 Performance Incentive Plan (“2022 Plan”), which is conditional on and effective upon completion of IPO. The initial aggregate amount of ordinary shares that may be issued under the 2022 Plan is 1,748,667, provided that the shares reserved under the 2022 Plan shall automatically increase on the first trading day in January of each calendar year during the term of the 2022 Plan, commencing in January 2023, by an amount equal to (i) four percent (4%) of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by our board of directors.

On April 18, 2022, the Board granted 1,698,667 shares to the management team, employees, and the independent directors. As of December 31, 2024 and September 30, 2025, 31,253 and 12,113 shares were issued but not outstanding and were reserved for future transfer for employee exercise share options. Share options containing only service conditions and granted to each grantee under the 2019 Plan, the 2020 Plan, and the 2022 Plan will generally be exercisable upon the grantee rendering service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his or her option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

On July 17, 2023, the Board granted options pursuant to Section 4.2 of the 2022 Plan adopted in April 2022, and the maximum number of ordinary shares issuable under the 2022 Plan (the “Share Limit”) shall automatically increase on the first trading day in each year during the term of the 2022 Plan, commencing from January 2023, by an amount equal to (i) four percent (4)% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by the Board. Pursuant to the foregoing, the Share Limit increased by 995,956 shares as of January 2023. In addition, as some share options previously granted to employees that have left the Company have been cancelled, the total number of ordinary shares available for future grants under the 2022 Plan as of the date hereof is 1,152,615 shares. Share options containing only service conditions granted to each grantee under the 2022 Plan will generally be exercisable upon the grantee rendering service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

F-12

On August 29, 2024, the Board granted options pursuant to Section 4.2 of the 2022 Plan adopted in April 2022, the maximum number of ordinary shares issuable under the 2022 Plan (the “Share Limit”) shall automatically increase on the first trading day in each year during the term of the 2022 Plan, commencing from January 2023, by an amount equal to (i) four percent (4)% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by the Board. Pursuant to the foregoing, the Share Limit increased by 1,165,977 shares as of January 2024. In addition, as some share options previously granted to employees that have left the Company have been cancelled, the total number of ordinary shares available for future grants under the 2022 Plan (including both the Share Incentive Plan (as defined under the 2022 Plan) and the 2022 Plan) as of the date hereof is 1,212,258 shares. Share options containing only service conditions granted to each grantee under the 2022 Plan will generally be exercisable upon the grantee rendering service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

On February 12, 2025, the Board granted options pursuant to Section 4.2 of the 2022 Plan adopted in April 2022, the maximum number of ordinary shares issuable under the 2022 Plan (the “Share Limit”) shall automatically increase on the first trading day in each year during the term of the 2022 Plan, commencing from January 2023, by an amount equal to (i) four percent (4)% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such lesser number of ordinary shares as may be established by the Board. Pursuant to the foregoing, the Share Limit increased by 1,273,061 shares as of January 2025. In addition, as some share options previously granted to employees that have left the Company have been cancelled, the total number of ordinary shares available for future grants under the 2022 Plan (including both Share Incentive Plan (as defined under the 2022 Plan) and the 2022 Plan) as of the date hereof is 1,310,319 shares. Share options containing only service conditions granted to each grantee under 2022 Plan will generally be exercisable upon the grantee rendering service to the Company in accordance with a stipulated vesting schedule. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

On April 15 and June 10, 2025, upon reasonable and adequate consideration, the Board awarded eligible persons Option Grants under the 2022 Plan, in light of his or her past, continuing, and future services and contributions to the Company merit. Grantees are generally subject to a vesting schedule of no longer than three years, under which the grantee earns an entitlement to vest a certain percentage of his option grants at the end of each month or year of completed service. The share option awards shall expire no more than ten years from their grant dates.

Share options containing both service conditions and performance conditions granted to each grantee under the 2019 Plan, the 2020 Plan, and the 2022 Plan shall become eligible for vesting upon the occurrence of their applicable performance conditions (including but not limited to the completion of business and operational goals, etc.).

The fair value of options was determined using the Binomial Option Pricing Model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free interest rate, and the expected dividend yield. For expected volatility, the Company has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested share options. As the Company did not have sufficient information on past employee exercise history, the exercise multiple was based on management’s estimation. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Government Notes with a maturity life equal to the remaining maturity life of the options as of the valuation date. The expected dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options on the date of grant are as follows:

	As of January 3,	As of August 29,	As of September 1,
	2024	2024	2024
Risk-free interest rate	3.91%	3.87%	3.91%
Expected volatility range	38.25%	36.06%	36.02%
Exercise multiple	2.80	2.80	2.80
Expected dividend yield	—	—	—

F-13

	As of November 1,	As of February 12,	As of April 15,	As of June 10,
	2024	2025	2025	2025
Risk-free interest rate	4.37%	4.62%	4.35%	4.40%
Expected volatility range	35.58%	33.94%	34.04%	33.49%
Exercise multiple	2.20	2.80	2.80	2.20
Expected dividend yield	—	—	—	—

A summary of the Company’s stock option activity under the plans for the years since December 31, 2024 is presented as follows:

		Weighted	Weighted	Weighted
		Average	Average	Average	Aggregate
	Number of	Exercise	Grant Date	Remaining	Intrinsic
	Options	Price	Fair Value	Term (Years)	Value
Outstanding as of December 31, 2024	5,130,218	$16.6162	$7.1954	7.17	$273,358
Granted	900,000	$55.8202	$28.8008	—	—
Exercised	(502,373)	$12.8595	$2.8017	—	—
Forfeited or expired	(68,149)	$0.9827	$2.2400	—	—
Outstanding as of September 30, 2025	5,459,696	$14.1436	$5.6303	7.36	252,660
Vested and Expected to Vest Options as of September 30, 2025	4,550,876	$10.1686	$5.1614	6.14	13,761
Exercisable Options as of September 30, 2025	1,874,515	$19.3600	$8.2516	7.31	5,428

Restricted Stock Units

On February 12, 2025, the Board of Directors approved the grant of restricted stock units (“RSUs”) under the Company’s 2022 Equity Incentive Plan (the “2022 Plan”). The awards were granted for retention and incentive purposes and are considered to be in the best interests of the Company and its shareholders. The eligible participant’s past, continued, and expected future services to the Company were determined by the Board to constitute adequate and reasonable consideration for the RSU grant in accordance with the provisions of the 2022 Plan.

On September 8 and September 15, 2025, the Compensation Committee deemed it advisable and in the best interests of the Company and the members of the Company for retentive and incentive purposes to grant restricted stock units under the 2022 Performance Incentive Plan of the Company’s 2022 Plan.

The RSUs are subject to time-based, market-based, and performance-based vesting conditions. The vesting of such awards requires continued service through the applicable vesting dates and will occur only upon the achievement of specified share price milestones and operational performance targets, as defined in the grant documentation and approved by the Board. The Company recognizes compensation expense for these awards in accordance with the applicable guidance for equity-classified awards containing time-based service conditions and both market and non-market performance conditions.

The following table summarizes the Company’s RSUs activity since December 31, 2024:

		Weighted
		Average	Aggregate
	Number of	Grant Date	Intrinsic
	Shares	Fair Value per share	Value
Outstanding as of December 31, 2024	—	$—	$—
Granted	375,000	59.52	—
Vested	(100,000)	64.50	—
Cancelled or forfeited	—	—	—
Balance outstanding, September 30, 2025	275,000	57.74	4,473

F-14

Stock-based compensation

The following table summarizes the Company’s stock-based compensation expense during the nine months ended September 30, 2024 and 2025:

	Nine Months Ended September 30,
	2024	2025
Research and development	$2,265	$6,695
General and administrative	2,517	20,510
Total	$4,782	$27,205

8.            INCOME TAX

During the nine months ended September 30, 2024 and 2025, the Company did not record any income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each period due to its uncertainty of realizing a benefit from those items.

9.            AUSTRALIA RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Company’s wholly owned subsidiary, RBP4 Pty Ltd, which conducts clinical development activities on behalf of the Company, is eligible under the Australian Research and Development Tax Incentive Program to receive a 43.5% and 48.5% refundable tax incentive from the Australian Taxation Office for qualified research and development expenditures in 2023 and 2024, respectively. To be eligible, RBP4 Pty Ltd must have revenue of less than AU$20,000 during the reimbursable period and cannot be controlled by income tax exempt entities. The tax incentive is recognized as a reduction to research and development expense when there is reasonable assurance that the tax incentive will be received, the relevant expenditure has been incurred, and the amount can be reliably measured. For the nine months ended September 30, 2025, and 2024, $1,277 and nil were recorded in the consolidated statements of operations and comprehensive loss.

10.          EQUITY

Ordinary Shares

As of December 31, 2024 and September 30, 2025, the Company was authorized to issue 400,000,000 shares of $0.0001 par value ordinary shares. 31,857,802 and 34,903,104 shares were issued, and 31,826,549 and 34,890,991 shares were outstanding as of December 31, 2024 and September 30, 2025, respectively; 31,253 and 12,113 shares were issued but not yet outstanding and reserved for future transfer for employees exercise share options as of December 31, 2024 and September 30, 2025, respectively. Holders of the Company’s ordinary shares are entitled to dividends, if and when declared by the board of directors of the Company and after any convertible preferred share dividends are fully paid. The holder of each share of common stock is entitled to one vote. As of December 31, 2024 and September 30, 2025, no dividends were declared.

On April 28, 2022, the Company consummated its initial public offering (“IPO”) of 6,000,000 American Depository Shares (“ADSs”) at a public offering price per ADS of $6. Each ADS represents one ordinary share of Belite. The gross proceeds from IPO before deducting the underwriting discounts, commissions, and offering expenses were $36,000, with net proceeds of $33,705. On May 20, 2022, the underwriter exercised in full its over-allotment option to purchase 772,091 ADS, resulting in additional net proceeds of $4,285.

ATM offering

On June 16, 2023, the Company entered into a sales agreement, with SVB Securities and Cantor, acting as the Company sales agents, under which may, from time to time, offer and sell ADSs through an ATM offering program. For the year ended December 31, 2023, the Company raised $28,608 in gross proceeds and $27,403 in net proceeds after deducting sales commissions of $858 and other fees and expenses of $347 and recorded $762 of ATM offering proceeds that were not received as other receivables due from the sales agent by issuing 731,843 ADSs. As of December 31, 2024, the Company fully collected $762 of ATM offering proceeds receivables due from the sales agent as of December 31, 2023, and raised $16,984 in gross proceeds and $16,295 in net proceeds after deducting sales commissions of $510 and other fees and expenses of $179 by issuing 284,719 ADSs.

F-15

Direct offering

On April 25, 2024, the Company announced that it entered into a securities purchase agreement with an institutional investor for the purchase and sale in a registered direct offering of up to an aggregate of 651,380 ADSs, with each ADS representing one ordinary share of the Company at a purchase price of $38.38 per ADS, and the warrants (“Existing Warrants”) to purchase up to an aggregate of 651,380 ADSs with an exercise price equal to $44.14 per ADS and immediately exercisable and expiring on the five-year anniversary of the issuance. The gross proceeds to the Company from the offering before deducting the expense payables were approximately $25,000 (before any warrant exercise), and net proceeds from such offering were $24,811.

On February 5, 2025, the Company announced that it entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 ADSs and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting offering expenses of $1,146, and net proceed $13,854 as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on February 7, 2025.

On August 7, 2025, the Company announced that it entered into a securities purchase agreement for the purchase and sale of 230,770 ADS and warrants to purchase 230,770 ADSs, at a purchase price of $65 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting offering expenses of $1,108, and net proceed $13,892 as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on August 8, 2025.

Representative’s Warrants

Upon the closing of IPO offering in April 2022, the Company issued to Benchmark, the representative of the underwriters, warrants to purchase a number of ADSs equal to 169,302 ADSs (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to $7.50 per ADS and are exercisable until the date on April 28, 2027, after the date of commencement on November 3, 2022. The Representative’s Warrants are also exercisable on a cashless basis. The Representative’s Warrants of 84,651 shares were exercised on a cashless basis, and 65,399 shares were issued for the year ended December 31, 2023. 84,651 shares were exercised on a cashless basis, and 73,800 shares were issued for the year ended December 31, 2024, and all of the Representative’s Warrants were all exercised as of December 31, 2024.

The fair value of the warrant, using the Black-Scholes Model on the date of issuance was $257. The key inputs into the Black-Scholes Model variables were as follows at measurement date:

April 28, 2022
Stock price	$6.00
Risk-free interest rate	2.86%
Volatility	32.19%
Exercise price	$7.50
Dividend yield	$0

Warrants

(1)	Follow-on warrants

On June 2, 2023, the Company consummated its follow-on offering of 2,000,000 of American depositary shares, or ADSs, representing 2,000,000 of the Company ordinary shares with a par value of $0.0001 per share and warrants to purchase an aggregate of 2,000,000 of the Company ordinary shares represented by ADSs with an exercise price of $18.00 per warrant.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 2, 2023 and expiring on June 2, 2028. The fair value of these warrants on the date of issuance, using the Binomial Option Pricing Model, was $6,337. For the nine months ended September 30, 2024 and 2025, gross proceeds from warrant exercise were $10,241 and $358 before deducting the conversion agent fee of $33 and $1, and net proceeds were $10,208 and $357.

The key inputs into the Binomial Model variables were as follows at measurement date:

June 2, 2023
Stock price	$17.15
Risk-free interest rate	3.84%
Volatility	99.27%
Exercise price	$18.00
Dividend yield	$0

F-16

(2)	Registered direct offering warrants

On April 25, 2024, the Company entered into a securities purchase agreement with an institutional investor for the registered direct offering of 651,380 American Depositary Shares, or ADSs, with each representing one ordinary share, and warrants (“Existing Warrants”) to purchase 651,380 ordinary shares represented by ADSs with an exercise price of $44.14 per warrant.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on April 29, 2024 and expiring on April 29, 2029. The fair value of these warrants on the date of issuance, using the Binomial Option Pricing Model, was $9,978.

April 29, 2024
Stock price	$40.93
Risk-free interest rate	4.65%
Volatility	36.79%
Exercise price	$44.14
Dividend yield	$0

On February 5, 2025, the Company announced that it entered into a securities purchase agreement with a new, fundamental healthcare investor for the purchase and sale of 258,309 ADSs and warrants to purchase 258,309 ADSs, at a purchase price of $58.07 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on February 7, 2025.

February 5, 2025
Stock price	$57.53
Risk-free interest rate	4.34%
Volatility	34.22%
Exercise price	$58.07
Dividend yield	$0

On August 7, 2025, the Company announced that it entered into a securities purchase agreement for the purchase and sale of 230,770 ADSs and warrants to purchase 230,770 ADSs, at a purchase price of $65.00 per ADS and accompanying warrant, pursuant to a registered direct offering. The offering resulted in gross proceeds of approximately $15,000, before deducting offering expenses, as well as the potential for additional proceeds of approximately $15,000 from the exercise of five-year warrants issued in the offering. The closing of the offering occurred on August 8, 2025.

August 8, 2025
Stock price	$69.88
Risk-free interest rate	3.84%
Volatility	32.64%
Exercise price	$65.00
Dividend yield	$0

(3)	Inducement warrants

On November 3, 2024, the Company entered into an Letter Agreement with the holder of the Existing Warrants to exercise such warrants for an aggregate of 651,380 of the Company’s ordinary shares at an exercise price of $44.14 per ordinary share, in consideration of the Company’s agreement to issue to the holder new warrants, November Warrants, to purchase up to an aggregate of 651,380 ordinary shares with an exercise price of $70.00 per warrant. The gross proceeds were $28,752 from the exercise of the Existing Warrants. The Company considered the warrant inducement offer was executed in contemplation of an equity offering (that is, to induce exercise of the outstanding warrants and raise equity capital). Therefore, the effect of a modification or an exchange of the induced warrants was accounted for as an additional equity issuance cost for the warrant inducement and recorded to additional paid-in capital.

These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on November 4, 2024 and expiring on November 5, 2029. The fair value of these warrants on the date of issuance, using the Binomial Option Pricing Model, was $16,126.

November 4, 2024
Stock price	$69.71
Risk-free interest rate	4.17%
Volatility	31.96%
Exercise price	$70.00
Dividend yield	$0

F-17

(4) PIPE warrants

On September 8, 2025, the Company announced that it entered into securities purchase agreements with leading healthcare investors in the PIPE that resulted in gross proceeds of approximately $125,000, before deducting placement agent fees and offering expenses of $6,448, and net proceed $118,552 and up to an additional approximately $150,000 in gross proceeds if the accompanying warrants are fully exercised for cash. At the closing of the PIPE, the Company issued 1,953,124 ordinary shares and warrants to purchase 1,953,124 ordinary shares, at the PIPE Purchase Price. Each warrant is immediately exercisable with an exercise price of $76.80 per ordinary share and will expire two years from the date of issuance. The closing of the PIPE occurred on September 9, 2025

September 9, 2025
Stock price	$65.68
Risk-free interest rate	3.54%
Volatility	50.01%
Exercise price	$76.80
Dividend yield	$0

The following table summarizes the Company’s activities and status of Representative’s Warrants and various warrants:

		Weighted	Weighted Average
		Average	Remaining Term
	Number of Warrants	Exercise Price	(Years)
Outstanding as of December 31, 2023	978,673	$17.09	4.33
Issued	1,302,760	$57.07
Exercised	(1,404,988)	$29.49
Forfeited or expired	—	—
Outstanding as of December 31, 2024	876,445	$56.65	4.48
Issued	2,442,203	$73.70
Exercised	(19,866)	$18.00
Forfeited or expired	—	—
Outstanding as of September 30, 2025	3,298,782	$69.51	2.81

11.          NET LOSS PER SHARE

Basic and diluted net loss per share for the nine months ended September 2024 and 2025 are calculated as follows:

	Nine Months Ended September 30
	2024	2025

Numerator:
Net loss attributable to ordinary shareholders	$(26,044)	$(52,287)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	30,231,207	32,634,966
Net loss per share – basic and diluted	$(0.86)	$(1.60)

For the nine months ended September 2024 and 2025, the effects of all outstanding share options and warrants have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

F-18

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Nine Months ended September 30,
	2024	2025
Outstanding share options	5,112,387	5,459,696
Outstanding warrants	929,294	3,298,782
Outstanding RSUs	—	275,000
Total	6,041,681	9,033,478

12.          SEGMENT

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company operates and manages its business as a single segment – in the research and development of novel therapeutics targeting significant unmet needs. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as consolidated net loss on the condensed statement of operations and comprehensive loss, after taking into account the Company's strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., research and development, and general and administrative) at the consolidated level to manage the Company's operations. Other segment items included in stock-based compensation, interest income, net, other income (expense), and income tax expense, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the condensed consolidated balance sheet as total consolidated assets.

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss for the nine months ended September 30, 2024 and 2025:

	Nine Months Ended September 30
	2024	2025
Expenses
Operating expenses, excluding share-based compensation, depreciation and amortization expense
Research and development	$20,201	$23,828
Wages and salaries	1,307	1,537
Contracted research expenses and clinical trial expenses	14,028	19,242
Consultancy and professional service fees	1,074	2,306
Royalties	3,333	81
Other expenses*	459	662
General and administrative	3,225	4,751
Wages and salaries	1,065	1,320
Consultancy and professional service fee	1,080	1,934
Insurance expense	722	783
Other expenses*	358	714
Total operating expenses, excluding share-based compensation	23,426	28,579
Share-based compensation
Research and development	2,265	6,695
General and administrative	2,517	20,510
Total share-based compensation	4,782	27,205
Depreciation and amortization expense	331	347
Total operating expenses	28,539	56,131
Operating loss	(28,539)	(56,131)
Interest income, net	2,496	3,468
Other income (expense)	5	376
Income tax expense	6	—
Segment and consolidated net loss	$(26,044)	$(52,287)

*Other expenses include travelling, transportation, rent and utilities expenses.

F-19

13.          COMMITMENTS AND CONTINGENCIES

License Agreement with Columbia University

The Company is party to an exclusive license agreement with Columbia University (the “Columbia License Agreement”), which has been amended five times, most recently as of February 4, 2022, under which the Company licenses specified intellectual property from Columbia University. The patent rights licensed to the Company by Columbia University include issued patents with claims that recite a class of compounds directed to covering the Company’s lead compound, Tinlarebant, and specifically recite Tinlarebant. The license agreement requires the Company to make minimum annual royalty payments to Columbia University of specified amounts on each anniversary of the first commercial sale of a licensed product, commencing on the second anniversary of such sale. The Company will also be obligated to pay single-digit earned royalties to Columbia University based on net sales of each licensed product by the Company and its affiliates and sublicensees. The minimum royalty payments will be creditable against the earned royalties accrued during the same calendar year. The license agreement obligates the Company to use commercially reasonable efforts to research, discover, develop, and market licensed products for commercial sale and distribution and achieve certain development and regulatory approval milestones within certain timeframes, if certain milestones are achieved. The Company is also obligated to periodically inform Columbia University of its progress in meeting such milestones. The failure to achieve any such milestone would constitute a breach of the Columbia License Agreement. If the Company pays Columbia University the required fee, it will be granted a 6-month extension. In the event that, after completion of Phase I Trials, there are unforeseen changes in clinical or regulatory development that the Company believes would affect the timely achievement of any milestone, it may request an extension from Columbia University for such milestone, which will not be unreasonably withheld or delayed. In the event that Columbia University does not agree to extend the deadlines to meet the milestones, and the Company is in breach for failure to timely meet the milestones or to make milestone or royalty payments, Columbia University may elect to convert the license to a nonexclusive license without the right to sublicense or initiate legal proceedings against third party patent infringers or terminate the license. The Company is also obligated to make payments to Columbia University in an aggregate amount of up to $20,000 based on achieving specified development and regulatory approval milestones and in an amount of up to $25,000 based on achieving a specified cumulative sales milestone with respect to the first licensed product. In addition, the Company is obligated to pay Columbia University a specified portion of revenue it receives from sublicensees, and a specified portion of revenue received from any sale of a priority review voucher by us or a sublicensee. The Company cannot reasonably estimate whether, when, and in what amount any of such payments shall be made but believe it is in compliance with the terms of the license. From the inception through September 30, 2025, the Company has made a total payment of $4,000 to Columbia University resulting from this license agreement, which was triggered by the completion of its Phase I and Phase II clinical trials.

Clinical Research Organization (CRO)

In the course of normal business operations, the Company has agreements with contract service providers to assist in the performance of clinical trial activities. Such agreements are generally cancellable upon reasonable notice and payment of costs incurred. As of the issuance date of the consolidated financial statements, the remaining contractual costs expected to be incurred in future periods for the Company’s clinical trials in STGD1 and Geographic Atrophy (GA) is approximately $39,102.

Litigation

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. The Company is not aware of any current pending legal matters or claims.

F-20

14.          SUBSEQUENT EVENTS

The Company evaluated and recorded subsequent events and transactions that occurred after the balance sheet date up to December 1, 2025, the date that the unaudited condensed financial statements were issued.

On October 7, 2025, the compensation committee of the Board of Directors authorized and approved the grant of up to 250,000 share options and 30,000 restricted stock units under the Company’s 2022 Plan. As of December 1, 2025, 250,000 share options and 10,000 restricted stock units have been granted.

On November 14, 2025, the compensation committee of the Board of Directors authorized and approved the grant of up to $751 equity value of restricted stock units under the Company’s 2022 Plan. As of December 1, 2025, $751 equity value of restricted stock units have been granted.

F-21